1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com STEPHEN T. COHEN stephen.cohen@dechert.com +1 202 261 3304 Direct

June 8, 2023

VIA EDGAR

Kimberly Browning

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0504

Re:	RBC Funds Trust (the “Trust” or “Registrant”)

File Nos.: 333-111986; 811-21475

Dear Ms. Browning:

This letter responds to supplemental comments you provided to Jannay Johnson on June 6, 2023, with respect to Post-Effective Amendment No. 167 (“PEA 167”) filed on Form N-1A on April 7, 2023 for the Trust under the Securities Act of 1933, as amended (“Securities Act”), and the Investment Company Act of 1940, as amended (“1940 Act”). This letter relates to supplemental comments provided by the SEC staff in connection with the responses to the SEC staff’s initial comments in a letter dated June 1, 2023 (the “Response Letter”). A summary of the SEC staff’s supplemental comments, along with the Registrant’s responses, is set forth below. Capitalized terms used but not defined in this letter have the meanings given to them in the Trust’s registration statement.

Comment 1.

The Investment Advisor section states, “[f]or the advisory services the Advisor provides, the Fund paid the Advisor a fee of 0.10% of average daily assets for the advisory services it provided.” Please revise the disclosure pursuant to Item 10(a)(ii)(A) of Form N-1A.

Response 1. The Registrant has revised the disclosure to state:

For the fiscal year ended September 30, 2022, the Fund paid the Advisor a fee of 0.10% of average daily net assets for the advisory services it provided.

Comment 2.	Please confirm that there is disclosure pursuant to Item 19(c) of Form N-1A. If not, please explain.

Response 2. The Registrant has added the following disclosure to the “Distribution of Fund Shares” section of the SAI:

Additional Payments. The Advisor may make additional payments, out of its own resources and at no cost to the Funds or their shareholders, to certain broker-

dealers, mutual fund supermarkets, or other financial institutions, including affiliates of the Advisor (“Intermediaries”) in connection with: the provision of administrative services; the distribution of the Funds’ shares; and/or reimbursement of ticket or operational charges (fees that an institution charges its representatives for effecting transactions in the Funds’ shares). No one factor is determinative of the type or amount of such additional payments to be provided and all factors are weighed in the assessment of such determination. Generally, no Intermediary is precluded from considering any of these factors in negotiating such additional payments on its behalf and, unless otherwise disclosed as a special arrangement, no Intermediary is precluded from negotiating the same or similar additional payments arrangement on the same terms as another Intermediary. In addition, certain Intermediaries may receive fees from the Funds for providing recordkeeping and other services for individual shareholders and/or retirement plan participants. Financial consultants and other registered representatives of Intermediaries may receive compensation payments from their firms in connection with the distribution or servicing of Fund shares.

For the fiscal year ended September 30, 2022, no 12b-1 fees were paid by the Fund for Class A shares because Class A shares had not yet commenced operations.

Except as described in the “Administrative Services” section of the SAI and the foregoing disclosure, the Registrant confirms that there are no additional services performed for or on behalf of the Fund supplied or paid for wholly or in substantial part by the Advisor and there are no additional fees, expenses, and costs of the Fund that are to be paid by persons other than the Advisor.

Comment 3.

In connection with the response to Comment 12, please confirm whether the Fund’s disclosure regarding the agreement(s) are in compliance with Items 19(d), (e), or (h) of Form N-1A. If so, please explain where the applicable disclosure is located.

Response 3. In compliance with Item 19(d), the Registrant has revised the “Distribution of Fund Shares ” section of the SAI to more clearly describe the 12b-1 plan and otherwise confirms that all applicable disclosure in response to Items 19(d), (e) or (h) has been provided.

In particular, the Registrant confirms that there is no person that regularly advised the Fund or the Fund’s investment adviser for which a response to Item 19(e) is required. In addition, the Registrant confirms that the disclosure required by Item 19(h) is included in the following sections of the SAI: “ Other Information – Other Service Providers” and “Other Information – Independent Registered Public Accounting Firm”.

Comment 4.

In connection with the response to Comment 14, please provide the authority that allows the Fund to delay the payment of a redemption order for up to one day and/or reject the redemption component of an exchange request. See Section 22(e) of the 1940 Act.

Response 4. Section 22(e) provides, in relevant part, that “No registered investment company shall suspend the right of redemption, or postpone the date of payment or satisfaction upon redemption of any redeemable security in accordance with its terms for more than seven days after the tender of such security to its company or its agent…” (emphasis added). Accordingly, Section 22(e) provides that an investment company has up to seven days to make payment on a redemption request and thus, the Registrant’s disclosure regarding the Fund’s delay of up to one business day the processing of a redemption order in an exchange request complies with the Section 22(e). The Registrant further notes that a shareholder’s right of redemption is not affected. Additionally, the Registrant has clarified the “Shareholder Information - Market Timing and Excessive Trading - Restriction and Rejection of Purchase or Exchange Orders” section to state:

Restriction and Rejection of Purchase or Exchange Orders. The Fund, the distributor, or its agents reserve the right to restrict or reject, for any reason, without any prior notice, any purchase order, including exchange purchases. These include transactions representing excessive trading or suspected excessive trading, transactions that may be disruptive to the management of the Fund’s portfolio, and purchase orders not accompanied by proper payment. The Fund reserves the right to delay the payment of a redemption order in an exchange order for up to one business day in the event that, in the Fund’s judgment, such delay would be in the Fund’s best interest, in which case both the redemption and purchase will be processed at the conclusion of the delay period. Redemptions may be suspended or postponed at times when the NYSE is closed, when trading is restricted, or under certain emergency circumstances as determined by the SEC.

Comment 5.	Please confirm whether the “Administrative Services” section of the SAI is provided pursuant to Item 19(d) of Form N-1A.

Response 5. The Registrant confirms that the” Administrative Services” section of the SAI is provided pursuant to Item 19(d) of Form N-1A. Please also see response to Comment 3.

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (202) 261-3304. Thank you.

Sincerely,

/s/ Stephen T. Cohen

Stephen T. Cohen